                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                (AMENDMENT NO. 3)

                    Under the Securities Exchange Act of 1934

                            DIXON TICONDEROGA COMPANY
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $1.00 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    255860108
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               Jarden Corporation
                            555 Theodore Fremd Avenue
                               Rye, New York 10580
                          Attention: Martin E. Franklin
                                 (914) 967-9400

--------------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                    Copy to:

                            Robert L. Lawrence, Esq.
                                 Kane Kessler PC
                           1350 Avenue of the Americas
                            New York, New York 10019
                                 (212) 541-6222

                                 March 12, 2004
--------------------------------------------------------------------------------
             (Date of Event which requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

                                  SCHEDULE 13D

--------------------                             -------------------------------
CUSIP NO. 255860108                                  Page    2    of  4   Pages
                                                         -------   -----
--------------------                             -------------------------------


--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Jarden Corporation 35-1828377
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
         Instructions)
         (a)   [   ]
         (b)   [   ]
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         WC
--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                             [   ]

--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE
--------------------------------------------------------------------------------
                 7    SOLE VOTING POWER

                      0
  NUMBER OF
    SHARES       ---------------------------------------------------------------
 BENEFICIALLY    8    SHARED VOTING POWER
   OWNED BY
     EACH             440,000
  REPORTING      ---------------------------------------------------------------
    PERSON       9    SOLE DISPOSITIVE POWER
     WITH
                      0
                 ---------------------------------------------------------------
                 10    SHARED DISPOSITIVE POWER

                       0
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         440,000
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

         [   ]
--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         13.74%
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*

         CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

         This Amendment No. 3 to Schedule 13D ("Amendment No. 3") relates to shares of the Common Stock, $1.00 par value per share (the "Shares"), of Dixon Ticonderoga Company, a Delaware corporation (the "Issuer"). This Amendment No. 3 amends the initial statement (the "Schedule 13D") on Schedule 13D, dated January 9, 2004, of Jarden Corporation, a Delaware corporation, as amended by Amendment No. 1 to Schedule 13D, dated February 11, 2004, and as further amended by Amendment No. 2 to Schedule 13D, dated February 27, 2004. Capitalized terms used in this Amendment No. 3 not otherwise defined have the meanings ascribed to them in the Schedule 13D.

         Information contained in this statement is as of the date hereof, unless otherwise expressly provided herein.

Item 4.  Purpose of the Transaction

         Item 4 of the Schedule 13D is amended by adding the following paragraph to the end of such item:

         On March 12, 2004, the Reporting Person and the Issuer entered into a Third Amendment to Exclusivity Agreement (the "Third Amendment to Exclusivity Agreement") pursuant to which, among other things, the Reporting Person's exclusive right to negotiate with the Issuer regarding a strategic transaction was extended until April 12, 2004 (subject to earlier termination under certain circumstances). A copy of the Third Amendment to Exclusivity Agreement is annexed hereto as Exhibit 5, and the foregoing description of the Exclusivity Agreement is qualified by the full text of the Exclusivity Agreement as amended by the Amendment to Exclusivity Agreement, the Second Amendment to Exclusivity Agreement and the Third Amendment to Exclusivity Agreement.

Item 7.  Material to be Filed as Exhibits

         Item 7 of the Schedule 13D is amended by adding the following Exhibit No. 5 to the end of such item:

         5. Third Amendment to Exclusivity Agreement, dated March 12, 2004, between Jarden Corporation and Dixon Ticonderoga Company.

                                    SIGNATURE

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: March 12, 2004.

JARDEN CORPORATION

By: /s/ Desiree DeStefano
    ----------------------------
    Name:  Desiree DeStefano
    Title: Senior Vice President